Jazz Semiconductor

September 27, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:                               Jazz Semiconductor, Inc. (the “Company”)
Registration Statement on Form S-1, File No. 333-133485

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-133485) on Form S-1 filed with the Securities and Exchange Commission on April 24, 2006 and amended on May 31, 2006, June 22, 2006 and July 12, 2006 (the “Registration Statement”). The Company is withdrawing the Registration Statement, which has not been declared effective.  The Company is withdrawing the Registration Statement and will not complete the proposed public offering because the Company has entered into an Agreement and Plan of Merger by and among Acquicor Technology, Inc. (“Acquicor”), Joy Acquisition Corp. (“Joy Acquisition”) and the Company dated September 25, 2006 under which Joy Acquisition will merge with and into the Company, causing the Company to become a wholly-owned subsidiary of Acquicor.  Because the Registration Statement was not declared effective by the Commission, no shares of Common Stock as described in the Registration Statement were sold.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself or Jonn Beeson of Latham & Watkins LLP at (714) 540-1235.

Sincerely,

JAZZ SEMICONDUCTOR, INC.

By	/s/ Shu Li
Shu Li
President and Chief Executive Officer

cc:	Jonn R. Beeson, Esq .
Christopher L. Kaufman, Esq.
Carolyn H. Follis, Esq.
Peggy A. Fisher, Esq., Assistant Director